Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Visa Inc. and Subsidiaries:

We consent to the use of our report dated June 6, 2007, with respect to the consolidated balance sheets of Visa U.S.A. Inc. and Subsidiaries (the “Company”) as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity (deficit), comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Emerging Issues Task Force No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock, during the year ended September 30, 2005.

/s/    KPMG LLP

San Francisco, California

November 9, 2007